                                                                                                     EXHIBIT 12.1

                                                    The Ryland Group, Inc.
                             Statements RE Computation of Ratios of Earnings to Fixed Charges
                             For the Nine Months Ended Sepetmber 30, 1999 and the Years Ended
                                      December 31, 1998, 1997, 1996, 1995, and 1994
                                                     ($'s in thousands)
                                                                                                  Nine Months

                                                         Year ended December 31,                Ended September 30,
                                          1994        1995        1996        1997        1998        1999
                                        --------    --------    --------    --------    --------    --------
Consolidated pretax income (loss)
 from continuing operations             $ 27,363    $(42,457)   $ 26,397    $ 36,470    $ 75,158    $ 75,183

Share of distributed income of
 50%-or-less-owned affiliates
 net of equity pickup                      6,242      11,082         539       1,334       2,602        (200)

Amortization of capitalized interest      16,240      12,137      17,035      21,581      20,645      13,343

Interest                                 117,391     108,246      90,529      74,950      63,410      39,916

Less interest capitalized
 during the period                       (12,282)    (17,543)    (16,975)    (17,636)    (18,601)    (17,870)

Net amortization of debt discount
 and premium and issuance expense          2,041          94         243          84          36          31

Interest portion of rental expense         4,653       3,890       3,394       3,541       4,709       3,392
                                        --------    --------    --------    --------    --------    --------

EARNINGS                                $161,648    $ 75,449    $121,162    $120,324    $147,959    $113,795
                                        ========    ========    ========    ========    ========    ========

Interest                                 117,254     108,246      90,529      74,950      63,410      39,916

Net amortization of debt discount
 and issuance expense                      2,041          94         243          84          36          31

Interest portion of rental expense         4,653       3,890       3,394       3,541       4,709       3,392

Interest expense relating to guaranteed
 debt of 50%-or-less-owned affiliate         137        --          --          --          --          --
                                        --------    --------    --------    --------    --------    --------

FIXED CHARGES                           $124,085    $112,230    $ 94,166    $ 78,575    $ 68,155    $ 43,339
                                        ========    ========    ========    ========    ========    ========
Ratio of Earnings to Fixed Charges          1.30        -- *        1.29        1.53        2.17        2.63

* For the year ended  December 31,  1995,  the  deficiency  of earnings to fixed charges  totaled  $37  million,  primarily  due  to a $45  million  impairment relating to homebuilding inventories.